SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

		               Storm Cat Energy Corporation
                               (Name of Issuer)

	                 		   Common Stock
                         (Title of Class of Securities)

                                  862168101
                                (CUSIP Number)


 					  October 10, 2006
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 7 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)










CUSIP No. 862168101                 13G                    Page 2 of 7 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Centennial Energy Partners, L.L.C.
								13-3961810
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          				Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               3,383,800
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               3,383,800
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               3,383,800
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.08%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!










CUSIP No. 862168101                 13G                    Page 3 of 7 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Peter K. Seldin
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                3,383,800
OWNED BY       __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                0

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                3,383,800
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                3,383,800
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.08%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!









CUSIP No. 862168101               13G                    Page 4 of 7 Pages




Item 1(a).     Name of Issuer:

     The name of the issuer is Storm Cat Energy Corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 1125 17th Street, Suite 2310, Denver, Colorado 80202.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
 (i) Centennial Energy Partners, L.L.C., (Energy) a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock directly owned by Centennial Energy Partners, L.P., Hoyt Farm Partners, L.P., Quadrennial Partners, L.P. and Centennial Energy Partners V, L.P.;
(ii)Peter K. Seldin, with respect to the shares of Common Stock owned by the entity in (i).
The foregoing are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 575 Lexington Ave. 33rd FL., New York, New York 10022.

Item 2(c).     Citizenship:

Energy is a limited liability company organized under the laws of the State of Delaware.
Peter K. Seldin is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Common Stock (the "Common Stock")

















CUSIP No. 862168101               13G                    Page 5 of 7 Pages



Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.



















CUSIP No. 862168101			13G			Page 6 of 7 pages



Item 4.   Ownership.

A.  Centennial Energy Partners, L.L.C.
              (a) Amount beneficially owned: 3,383,800
              (b) Percent of class: 5.08% The percentages used herein and
			in the rest of Item 4 are calculated based upon 66,635,794 shares of Common Stock outstanding as reported by the Company as of August 4, 2006. This information was Provided in the Companys Form 10Q for the period ended June 30, 2006.
		c)(i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 3,383,800
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 3,383,800

B. Peter K. Seldin
              (a) Amount beneficially owned: 3,383,800
              (b) Percent of class: 5.08%
           (c)(i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 3,383,800
            (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 3,383,800


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.



Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

	Energy, the general partner of Centennial Energy Partners, L.P.,
Hoyt Farm Partners, L.P., Quadrennial Partners, L.P. and Centennial
Energy Partners V, L.P. has the power to vote the shares of Common Stock beneficially owned by each of the foregoing. Peter K. Seldin is the Managing Member of Energy, and accordingly, has the power to vote and dispose of the Common Stock beneficially held by Energy.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 862168101                   13G                     Page 7 of 7


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 20, 2006

Centennial Energy Partners, L.L.C.


By: /s/ Peter K. Seldin
        Peter K. Seldin
        Member


By: /s/ Peter K. Seldin
	  Peter K. Seldin